UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 1, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: August 1, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Despite a challenging month, Tata Motors records a growth of 21% in July 2018

CV continues its growth momentum with 25% increase in sales and PV registers a growth of 14%

Mumbai, August 1, 2018:

In July 2018, the auto industry faced challenges with the new axle load limits regulation, followed by transporters strike which continued for 8 days. Despite these challenges, Tata Motors sales in the domestic market in July 2018, grew by 21%, at 51,896 units compared to 42,775 units over previous year. On cumulative basis (April-July 2018), Tata Motors registered a strong growth of 51 % at 216,475 units, compared to 142,916 units over previous year due to the continued robust month-on-month sales performance of its Commercial and Passenger Vehicles Businesses in the domestic market. While Tata Motors will maintain cautious optimism in the market, it will continue to focus on its Turnaround 2.0 journey, with 3 clear objectives viz. 'Win Decisively in CV', 'Win Sustainably in PV' and embed the turnaround culture within the organisation.

Domestic - Commercial Vehicles

Tata Motors' Commercial Vehicles domestic sales continued to grow in July 2018 at 34,817 units, higher by 25%, over last year July, despite the uncertainty amongst customers in the market. Cumulative sales for FY18-19 (April-July 2018) at 146,459 units have grown by 57% over last year same period. The commercial vehicles continue to be in demand as the economy continues to grow, led by infrastructure growth with increased government spending, robust private consumption and due to the improved industrial activity.

While the M&HCV segment was impacted due to the new regulation on axle load limits due to the uncertainty around the new limits applicable to the existing fleet of trucks, this segment registered a strong performance with 10,233 units, a growth of 18% over July 2017. The demand for M&HCV trucks continued to be boosted by the government's focus on infrastructure development, road construction, building of irrigation facilities and affordable housing projects across the country. Tata Motors BS4 range of Signa and Prima trucks and tippers continue to gain acceptance amongst the customers for their superior performance.

The I&LCV truck segment reported a significant performance with 3,985 units, a growth of 17%, over July 2017. The robust growth in I&LCV sales has been led by the e-Commerce sector, increased rural consumption and supported by new products. The recently launched range of Tata Ultra I&LCV trucks is gaining significant acceptance and contributing to the volume growth.

The SCV Cargo and Pickup segment recorded a strong growth of 38%, at 15,639 units, compared to last July. Growth in the e-Commerce sector, the hub-spoke model continuously evolving and the increased rural consumption have all led to the small vehicles demand for the last mile connectivity. The newly launched Tata Ace Gold has been well received by the customers and has seen a strong surge in its sales.

The commercial passenger carrier segment posted a growth of 12% with sales at 4,960 units in July 2018. This was led by a significant demand for school buses, vans and supported by demand for ambulances. The STU buying is also showing an uptick in demand.

Domestic - Passenger Vehicles

While the consumer sentiments in the industry remained muted due to the impact of monsoon and the 8- day long transporters strike, Tata Motors' Passenger Vehicles (PV) domestic sales in July 2018 continued its growth trend at 17,079 units, higher by 14%, over last year. This is driven by continuous strong demand for Tiago, Tigor, Hexa and Nexon. The recently launched Nexon AMT has received an overwhelming response and is witnessing good traction in the market. Cumulative sales of PV in the domestic market for the fiscal (April-July 2018) is at 70,016 units, a growth of 41% compared to 49,791 units for the same period, last fiscal.

Exports

The Company's sales from exports (from CV and PV) in July 2018 was at an impressive 4,971 units compared to 3,441 units last year, a growth of 44%. On the commercial vehicles front, our international markets continue to show strong growth in FY19, with overall exports in July 2018 growing 48% and M&HCV exports growing 117% compared to July 2017.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.